Filed by SunLink Health Systems, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule

14a-12

of the Securities Exchange Act of 1934

Subject Company: SunLink Health Systems, Inc.

Commission File No. 1-12607

On March 24, 2002, SunLink Health Systems, Inc., an Ohio corporation (“SunLink”) announced it has amended and modified its definitive merger agreement to acquire all of the shares of HealthMont, Inc., a Tennessee corporation (“HealthMont”), to, among other things, extend the outside date on which the merger agreement could be terminated without cause by either party. SunLink also agreed to extend a loan of $1.1 million to HealthMont. Additionally, the commitment for a proposed $3 million, 3-year, secured term loan, which SunLink initially arranged with Chatham Investment Fund, LLC, has been modified to allow SunLink to borrow up to $700,000 prior to closing of the merger under a note purchase agreement. Pursuant to Rule 425, certain documents related to the transactions and the associated press release are filed as exhibits hereto.

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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the acquisition of HealthMont, Inc. by SunLink Health Systems, Inc. when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Commission by SunLink Health Systems, Inc. Security holders may receive a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by SunLink Health Systems, Inc. at the Commission’s website at www.sec.gov and/or directly from SunLink Health Systems, Inc.

SunLink Health Systems, Inc. and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of SunLink Health Systems, Inc. with respect to the merger. Information regarding such officers and directors is available in SunLink Health Systems, Inc.’s proxy statement for its 2002 Annual Meeting of Shareholders filed with the Commission on October 25, 2002. This document is available free of charge at the Commission’s website at www.sec.gov and/or from SunLink Health Systems, Inc.

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INDEX TO EXHIBITS

99.1	SunLink Health Systems, Inc. Press Release dated March 24, 2003.

99.2	First Amendment to Agreement and Plan of Merger, dated as of March 24, 2003 among SunLink Health Systems, Inc., HM Acquisition Corp. and HealthMont, Inc.

99.3	Management Agreement, dated as of March 24, 2003 between SunLink Health Systems, Inc., HealthMont, Inc., HealthMont of Georgia, Inc. and HealthMont of Missouri, Inc.

99.4	Consent to Transaction by Heller HealthCare Finance, Inc. with Waiver of any Defaults dated March 24, 2003.

99.5	Subordination Agreement by and among SunLink Health Systems, Inc., HealthMont, Inc., HealthMont of Georgia, Inc., HealthMont of Missouri, Inc. and Heller HealthCare Finance, Inc.

99.6	Loan Agreement, dated as of March 24, 2003 between SunLink Health Systems, Inc. and HealthMont, Inc.

99.7	Term Loan Note, dated as of March 24, 2003 from HealthMont, Inc. to SunLink Health Systems, Inc.

99.8	Security Agreement, dated as of March 24, 2003 between HealthMont, Inc. and SunLink Health Systems, Inc.

99.9	Subsidiary Security Agreement, dated as of March 24, 2003 among HealthMont of Georgia, Inc, HealthMont of Missouri, Inc. and SunLink Health Systems, Inc.

99.10	Subsidiary Pledge Agreement, dated as of March 24, 2003 between HealthMont, Inc. and SunLink Health Systems, Inc.

99.11	Subsidiary Guaranty Agreement, as of March 24, 2003 by HealthMont of Georgia, Inc. and HealthMont of Missouri, Inc. in favor of SunLink Health Systems, Inc.

99.12	Stock Purchase Warrant, dated as of March 24, 2003 from HealthMont, Inc. to SunLink Health Systems, Inc.

99.13	Registration Rights Agreement, dated as of March 24, 2003 between HealthMont, Inc. and SunLink Health Systems, Inc.

99.14	Environmental Indemnity Agreement, dated as of March 24, 2003 by HealthMont, Inc., HealthMont of Georgia, Inc., HealthMont of Missouri, Inc. and SunLink Health Systems, Inc.

99.15	HealthMont, Inc. Subordinated Promissory Note payable to the order of HealthMont of Texas, Inc. in the principal sum of $275,000, dated March 24, 2003.

99.16	Amended and Restated Non-Competition Agreement and General Release dated March 24, 2003, by and between HealthMont, Inc. and Timothy S. Hill.

99.17	Consulting Agreement dated March 24, 2003, by and among Timothy S. Hill, HealthMont of Texas, Inc. and HealthMont of Texas I, LLC.

99.18	First Amendment to Timothy S. Hill Stock Redemption Agreement dated March 24, 2003, by and among HealthMont, Inc., HealthMont of Texas, Inc., HealthMont of Texas I, LLC and Timothy S. Hill.

99.19	Stock Subscription and Purchase Agreement dated March 24, 2003, by and among HealthMont of Texas, Inc. and certain purchasers.

99.20	HealthMont of Texas, Inc. Side Letter Agreement regarding investment by certain shareholders in HealthMont of Texas, Inc.

99.21	Note Purchase Agreement between SunLink Health Systems, Inc. and Chatham Investment Fund I, LLC, dated as of March 24, 2003.